# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: GOLDENWELL BIOTECH, INC., CIK 0001800373
CUSIP: 38138N104
Title of class of securities: Common Stock, $.001 Par Value
Address of issuer's principal executive offices: 581 Boston Mills Road, Suite 300, Hudson, Ohio (OH), 44087
Date of event which requires filing of this statement: 10/08/2026
Filed by CIK 0002153027
Persons authorized to receive notices and communications: Thomas E. Puzzo, Esq., 3823 44th Ave. NE, Seattle, Washington (WA), 98105, 206-522-2256

## Reporting persons
- Ming Zhou (CIK 0002153027): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 20,000,000; shared voting power 0; sole dispositive power 20,000,000; shared dispositive power 0; aggregate amount beneficially owned 20,000,000 (20.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $.001 Par Value
Name of issuer: GOLDENWELL BIOTECH, INC.
Address of issuer's principal executive offices: 581 Boston Mills Road, Suite 300, Hudson, Ohio (OH), 44087

## Item 2. Identity and Background
Name of person filing: This statement is filed by Ming Zhou.
Residence or business address: Ms. Zhou's address is 3/33 Moo 10 BangPla, BangPhi, Thailand 10540.
Present principal occupation or employment: Ms. Zhou's present principal occupation or employment is President Get Health Co., Ltd., and the principal place of business of Get Health Co., Ltd. is Samutprakan, Thailand. On October 8, 2026, Ms. Zhou was appointed a director of the Issuer.
Criminal convictions in the last five years: During the last ten years, Ms. Zhou has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last ten years, Ms. Zhou has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.
Citizenship: Ms. Zhou is a citizen of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On October 8, 2026, Shuang Liu, Chief Executive Officer of the Issuer, gifted 20,000,000 shares of common stock of the Issuer, to Ms. Zhou Such 20,000,000 shares of common stock is equivalent to approximately 20.2% of the issued and outstanding shares of common stock of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Ms. Zhou holds the shares of shares of common stock of the Issuer, as described in Item 3 herein, for investment purposes.

Depending upon then prevailing market conditions, other investment opportunities available to Ms. Zhou, the availability of shares of common stock at prices that would make the purchase of additional shares of common stock desirable and other investment considerations, Ms. Zhou may endeavor to increase her position in the Issuer through, among other things, the purchase of shares of common stock on the open market if the Issuer's common stock is traded in the future, or in private transactions or otherwise, on such terms and at such times as Ms. Zhou may deem advisable. Ms. Zhou reserves the right to dispose of any or all of her shares of common stock in the open market, if such market is created in the future, or otherwise, at any time and from time to time and to engage in any hedging or similar transactions.

Ms. Zhou intends to review her investment in the Issuer on a continuing basis and may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer, one or more members of the board of directors of the Issuer and/or one or more other representatives of the Issuer concerning the business, operations and future plans of the Issuer.

Ms. Zhou does not have any present plan or proposal which would relate to or result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Ms. Zhou may, at any time and from time to time, review or reconsider her position and/or change her purpose and/or formulate and adopt plans or proposals with respect thereto subject to compliance with applicable regulatory requirements.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: On the filing date of this Schedule 13D, Ms. Zhou beneficially owned, in the aggregate, 20,000,000 shares of common stock, representing approximately 20.2% of the Issuer's outstanding shares of common stock, based on 99,000,000 shares of common stock issued and outstanding as of August 11, 2026, according to the Quarterly Report on Form 10-Q of the Issuer filed with the Securities and Exchange Commission on August 14, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Ms. Zhou directly owns and has sole voting power and sole dispositive power with respect to all of the shares of common stock reported in this Schedule 13D as being beneficially owned by her.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, Ms. Zhou has not effected any transaction in the shares of common stock during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: Except for Ms. Zhou, no person is known by Ms. Zhou to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Ms. Zhou.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: To the knowledge of Ms. Zhou, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between himself and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Ming Zhou: /s/ Ming Zhou, Ming Zhou (10/08/2026)